UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             CORNELL COMPANIES, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                      -------------------------------------
                         (Title of Class of Securities)


                                    219141108
                                    ---------
                                 (CUSIP Number)


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Mr. Andrew R. Jones
                            North Star Partners, L.P.
                              274 Riverside Avenue
                           Westport, Connecticut 06880

                                  June 8, 2009
                                  ------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 219141108                                          Page 2  of  5 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Star Partners, L.P., IRS No.- 13-3863788
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF
          SHARES                Less than 5% of the number of outstanding shares
       BENEFICIALLY             of any class of capital stock of the Issuer.
--------------------------------------------------------------------------------
                           8    SHARED VOTING POWER
         OWNED BY
           EACH                 0
--------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                Less than 5% of the number of outstanding shares
        REPORTING               of any class of capital stock of the Issuer.
--------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

       PERSON WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Cornell Companies, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 1700 West Loop South, Suite 1500, Houston, Texas 77027.

Item 2.  Identity and Background.

         (a) This Amendment No. 1 to Schedule 13D ("Amendment") is being filed by North Star Partners, L.P., North Star Partners II, L.P., NS Offshore, Ltd. and NS Advisors, LLC (collectively referred to herein as the "North Star Reporting Persons"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Andrew R. Jones, an individual.

         NS Advisors, LLC is a Connecticut limited liability company and is the general partner of North Star Partners, L.P. and North Star Partners II, L.P., private investment companies organized as limited partnerships under the laws of the State of Delaware. NS Advisors is also the sole manager of NS Offshore, Ltd. Mr. Jones is the sole managing member of NS Advisors, LLC. Mr. Jones is a citizen of the United States. The business address of the North Star Reporting Persons is 274 Riverside Avenue, Westport, Connecticut 06880.

         In the Initial Schedule (as defined below), the North Star Reporting Persons also included the Highlander Fund, L.P., which, at that time, was managed by NS Advisors, LLC. NS Advisors, LLC no longer serves as portfolio manager for the Highlander Fund, L.P.

         (b) The North Star Reporting Persons filed an initial Schedule 13D for an event of May 3, 2005 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         The North Star Reporting Persons collectively own less than 5.00% of the Issuer's Common Stock. These remaining shares were paid for from the working capital of each entity included in the North Star Reporting Persons which directly beneficially owns Common Stock.

Item 3.  Purposes of Transaction.

         Not Applicable.

Item 5.  Interest in Securities of the Issuer.

         (a) The North Star Reporting Persons directly and indirectly beneficially own less than 5.00% of the outstanding shares of the Issuer's Common Stock (based upon 14,915,751 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         The North Star Reporting Persons were previously a party to a Joint Filing Agreement, dated as of March 13, 2007, with Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Cannel Partnership II L.P., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes (the "Wynnefield Reporting Persons"). Under the Joint Filing Agreement, the parties agreed to jointly file a Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The Joint Filing Agreement was attached as an Exhibit to Amendment No. 3 of the Wynnefield Reporting Persons' Schedule 13D, dated March 15, 2007. On December 15, 2008, the North Star Reporting Persons and the Wynnefield Reporting Persons decided to terminated the Joint Filing Agreement and entered into a Termination Agreement, dated as of December 15, 2008. The Wynnefield Reporting Persons filed the Termination Agreement as an Exhibit to Amendment No. 5 of the Wynnefield Reporting Persons' Schedule 13D, dated December 12, 2008. Any descriptions herein of the Joint Filing Agreement or the Termination Agreement are qualified in their entirety by references to the Joint Filing Agreement and the Termination Agreement.

                                   Signatures

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 9, 2009

                                 NORTH STAR PARTNERS, L.P.

                                 By: NS ADVISORS, LLC, General Partner

                                 By: /s/ Andrew R. Jones
                                     -----------------------------------
                                     Andrew R. Jones, Managing Member

                                 NORTH STAR PARTNERS II, L.P.

                                 By: NS ADVISORS, LLC, General Partner

                                 By: /s/ Andrew R. Jones
                                     -----------------------------------
                                     Andrew R. Jones, Managing Member

                                 NS OFFSHORE, LTD.

                                 By: NS ADVISORS, LLC, Sole Manager

                                 By: /s/ Andrew R. Jones
                                     -----------------------------------
                                     Andrew R. Jones, Managing Member

                                 NS ADVISORS, LLC

                                 By: /s/ Andrew R. Jones
                                     -----------------------------------
                                     Andrew R. Jones, Managing Member

                                 /s/ Andrew R. Jones
                                 -----------------------------
                                 Andrew R. Jones, Individually